Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-3 (File Nos. 333-264144 and 333-286604) and Form S-8 (File Nos. 333-254480, 333-262091, 333-270373 and 333-286462) of Advanced Flower Capital Inc. of our report dated March 4, 2026, on our audits of the consolidated financial statements of Advanced Flower Capital Inc. and subsidiaries as of December 31, 2025 and 2024, and for the years then ended, which report is included in the Annual Report on Form 10-K of Advanced Flower Capital Inc. for the year ended December 31, 2025, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators.

/s/CohnReznick LLP

Baltimore, Maryland
March 4, 2026